EX-2.2

ASSIGNMENT OF CONVERTIBLE NOTE

KNOW THAT on this 24th day of May, 2022, Alain Parrik (“Assignor”), with an address of Šv. Stepono g. 27D-2, Vilnius, LT-01315, Lithuania, hereby transfers, assigns and conveys to Okie, LLC (“Assignee”) with an address of 4300 S US Hwy 1, Ste 203-314, Jupiter, Florida 33477 and all of its successors the total amount of Forty Thousand Three Hundred and Twenty-Eight Dollars ($85,000.00 USD) due under a Convertible Promissory Note to the Assignee described as follows:

On January 19, 2022, Alain Parrik and Cannabis Suisse Corp. entered into Loan Agreement, pursuant to which Parties agreed that Alain Parrik may convert a debt in the amount of $85,000 to shares at a fixed price of $0.005 per share after 3- month lock up.

A copy of the note documentation is attached hereto.

The purchase price for this assignment of the Note was included in the SECURITIES PURCHASE AGREEMENT by and between Suneetha Nandana Silva Sudusinghe (the “Seller”) and Scott Mcalister (the “Buyer”) of $450,000.00.

The rights and interests of such a note are assigned back to the original date of January 19, 2022, and include but are not necessarily limited to the amount of the Note plus interest due the Assignor under the Note and related documents, all of the rights and remedies and subject to all of the obligations of the Assignor there under, and the right either of Assignee’s behalf or in the name of the Assignor to take all actions, legal or otherwise, that Assignor would be entitled to take there under.

ASSIGNOR: Alain Parrik ASSIGNEE: Okie, LLC

/s/ Alain Parrik /s/ Louis Palumbo_________________

Alain Parrik Louis Palumbo

Šv. Stepono g. 27D-2 4300 S US Hwy 1, Ste 203-314

Vilnius, LT-01315, Lithuania Jupiter, FL 33477

THE COMPANY:

Cannabis Suisse Corp.

/s/ Suneetha Nandana Silva Sudusinghe

Suneetha Nandana Silva Sudusinghe

CEO, Pres., CFO, Chief Accounting Officer, Treasurer & Director